

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
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09058246

SEC. _____ .SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mt. Rushmore Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   1661 Highway 1

                                 (No. and Street)

   Fairfield   IA   52556
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Gary Spitz
                                                       (641) 472-7373
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Spicer Jeffries LLP

                                 (Name – *if individual, state last, first, middle name*)

   5251 S. Quebec Street, Suite 200   Greenwood Village   CO   80111
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Gary Spitz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Mt. Rushmore Securities LLC_____, as

of _____December 31___, 20_08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE GOEMAAT
Commission Number 754803
My Commission Expires
Sept 16 2011
IOWA
NOTARIAL SEAL

Bonnie Goemaat
Notary Public

Signature

___President___
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MT. RUSHMORE SECURITIES, LLC

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
Mt Rushmore Securities, LLC

We have audited the accompanying statement of financial condition of Mt. Rushmore Securities, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mt. Rushmore Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 13, 2009



MT. RUSHMORE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	82,117
Commissions receivable		23,027
Related party receivables (Note 3)		178,944
Prepaid expenses		18,969
Fixed assets, net of accumulated depreciation of $4,967		871
Total assets	$	**303,928**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	19,228
Payroll liabilities		3,484
Total liabilities		22,712

CONTINGENCIES (Note 4)

MEMBERS' EQUITY (Note 2)   281,216

Total liabilities and members' equity $ **303,928**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE:

Commissions and fees	$	314,892
Other income		2,421
Total revenue		317,313

EXPENSES:

Commissions, salaries and benefits	317,565
General and administrative expenses	60,081
Professional fees	28,784
Occupancy	24,110
Registration fees	19,431
Communications	3,938
Total expenses	453,909

NET LOSS	$	**(136,596)**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

BALANCE, December 31, 2007	$	417,812
Net loss		(136,596)
BALANCE, December 31, 2008	$	**281,216**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(136,596)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Decrease in commissions receivable		4,966
Increase in prepaid expenses		(268)
Increase in accounts payable		9,612
Increase in payroll liabilities		1,310
Net cash used in operating activities		(120,976)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Increase in related party receivables		(14,792)
NET DECREASE IN CASH		(135,768)
CASH, at beginning of year		217,885
CASH, at end of year	$	82,117

The accompanying notes are an integral part of this statement.

7

MT. RUSHMORE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Mt. Rushmore Securities (the "Company") is a Delaware limited liability company formed on December 2, 2003 to engage in business as a broker dealer. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company's primary activity is marketing investment partnerships.

15c3-3 Exemption

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees and commission earned from marketing investment partnerships. These fees represent a portion of the management and performances fees charged by the managers of these entities. The Company records these fees when earned.

Fair value of financial instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. For certain of the Company's financial instruments, including cash, other assets and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a Limited Liability Company by the Internal Revenue Service. The Company's members are liable for federal and state income taxes on the Company's taxable income.

Fixed Assets

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five years.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions.   At December 31, 2008, the Company had net capital and net capital requirements of $65,823 and $5,000, respectively.   The Company's net capital ratio (aggregate indebtedness to net capital) was 0.34 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   RELATED PARTY RECEIVABLES

The Company has an expense agreement with a related entity.   Pursuant to the agreement the Company will pay all expenses and be reimbursed by the related entity.   As of December 31, 2008, the related entity owed $178,944 for expenses paid on its behalf under the agreement.

NOTE 4 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various brokerage activities in which counterparties primarily include managers of investment partnerships.   In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the creditworthiness of the counterparty.   It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

SUPPLEMENTARY INFORMATION

MT. RUSHMORE SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15C3-1
<u>DECEMBER 31, 2008</u>

CREDIT:

Members' equity	$	281,216

DEBITS:

Fixed assets, net	871
Prepaid expenses	18,969
Related party receivables	178,944
Commissions receivable	16,609
Total debits	215,393

NET CAPITAL 65,823

Minimum requirements of 6-2/3% of aggregate indebtedness of
$22,712 or $5,000, whichever is greater 5,000

Excess net capital	$	**60,823**

AGGREGATE INDEBTEDNESS:

Accounts payable	$	19,228
Payroll liabilities		3,484
Total aggregate indebtedness	$	**22,712**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.34 to 1**

Note: There are no material differences between the above computation of net
capital and the corresponding computation as submitted by the Company with the
unaudited Form X-17-a-5 as of December 31, 2008.

See the accompanying Independent Auditors' Report.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
Mt Rushmore Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Mt. Rushmore Securities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



11

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, although the Company generates financial statements on a timely basis in accordance with generally accepted accounting principles, it does not include footnotes to these statements. Accordingly, this is considered a control deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph (k)(1) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 13, 2009

12

MT. RUSHMORE SECURITIES LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008